Republic of South Africa
The Companies Act, No. 71 of 2008 (as amended)
MEMORANDUM OF INCORPORATION
for
DRDGOLD LIMITED
A Public Company
Registration Number: 1895/000926/06
Incorporation Date: 16 February 1895

TABLE OF CONTENTS
Clause number and description
Page
1.
DEFINITIONS AND INTERPRETATION ................................................................................................... 4
2.
JURISTIC PERSONALITY ....................................................................................................................... 9
3.
POWERS OF THE COMPANY ................................................................................................................ 9
4.
ISSUE OF SHARES AND VARIATION OF RIGHTS ................................................................................. 9
5.
SECURITIES REGISTER AND CERTIFICATES .................................................................................... 13
6.
JOINT HOLDERS OF SHARES ............................................................................................................ 15
7.
TRANSFER OF SECURITIES .............................................................................................................. 15
8.
NO LIEN............................................................................................................................................... 17
9.
TRANSMISSION OF SECURITIES ....................................................................................................... 17
10.
DEBT INSTRUMENTS ..................................................................................................................... 18
11.
CAPITALISATION SHARES .............................................................................................................. 18
12.
BENEFICIAL INTERESTS IN SECURITIES ....................................................................................... 18
13.
FINANCIAL ASSISTANCE ................................................................................................................. 19
14.
ACQUISITION OF OWN SHARES BY THE COMPANY ..................................................................... 19
15.
RECORD DATE FOR EXERCISE OF SHAREHOLDER RIGHTS ...................................................... 20
16.
SHAREHOLDERS MEETINGS .......................................................................................................... 21
17.
SHAREHOLDERS MEETINGS BY ELECTRONIC COMMUNICATION ................................................ 27
18.
VOTES OF SHAREHOLDERS .......................................................................................................... 27
19.
PROXIES AND REPRESENTATIVES ................................................................................................. 29
20.
SHAREHOLDERS RESOLUTIONS .................................................................................................... 31
21.
SHAREHOLDERS ACTING OTHER THAN AT A MEETING................................................................ 32

22.
COMPOSITION OF THE BOARD ........................................................................................................ 32
23.
EMPLOYMENT AND REMOVAL OF DIRECTORS .............................................................................. 34
24.
DISQUALIFICATION OF DIRECTORS ................................................................................................ 34
25.
ROTATION OF DIRECTORS .............................................................................................................. 35
26.
ALTERNATE DIRECTORS .................................................................................................................. 36
27.
EXECUTIVE DIRECTORS ................................................................................................................... 36
28.
POWERS OF THE DIRECTORS ......................................................................................................... 37
29.
MEETINGS OF DIRECTORS ............................................................................................................... 39
30.
NON-EXECUTIVE DIRECTORS' COMPENSATION .............................................................................. 41
31.
INDEMNIFICATION OF DIRECTORS ................................................................................................... 42
32.
BORROWING POWERS ...................................................................................................................... 42
33.
COMMITTEES OF THE BOARD .......................................................................................................... 43
34.
FOREIGN COMMITTEES .................................................................................................................... 44
35.
ANNUAL FINANCIAL STATEMENTS .................................................................................................... 45
36.
INDEPENDENT AUDITOR ................................................................................................................... 47
37.
COMPANY SECRETARY .................................................................................................................... 47
38.
DISTRIBUTIONS .................................................................................................................................. 48
39.
AUTHENTICATION OF DOCUMENTS ................................................................................................. 51
40.
ACCESS TO COMPANY RECORDS ................................................................................................... 51
41.
PAYMENT OF COMMISSION .............................................................................................................. 52
42.
NOTICES ............................................................................................................................................ 53
43.
LISTING ON SECURITIES EXCHANGES ............................................................................................. 54
44.
WINDING UP ...................................................................................................................................... 54
45.
ODD-LOT OFFER.............................................................................................................................. 54

46.
AMENDMENT OF MEMORANDUM OF INCORPORATION ................................................................. 55
47.
COMPANY RULES ............................................................................................................................. 55
48.
ADOPTION ......................................................................................................................................... 55
49.
CUMULATIVE PREFERENCE SHARES .............................................................................................. 55

1.
DEFINITIONS AND INTERPRETATION
1.1. In this Memorandum of Incorporation, unless the context clearly indicates a contrary intention, the following words and expressions bear the meanings assigned to them and cognate expressions bear corresponding meanings:-
1.1.1.
"board" means the board of directors from time to time of the company;
1.1.2.
"certificated securities" means securities issued by the company that are evidenced by certificates as contemplated in section 49(2)(a) of the Companies
Act;
1.1.3.
"Central Securities Depository" has the meaning set out in section 1 of the
Securities Services Act;
1.1.4.
"Commission" means the Companies and Intellectual Property Commission established by section 185 of the Companies Act;
1.1.5. "the
company"
means DRDGOLD Limited, registration number
1895/000926/06 a limited liability public company duly incorporated in accordance with the company laws of the Republic;
1.1.6.
“Companies Act" means the Companies Act, No. 71 of 2008, as amended, consolidated or re-enacted from time to time, and includes all annexures and schedules to thereto;
1.1.7.
“company secretary” means the company secretary appointed in terms of
Section 86 of the Companies Act;
1.1.8.
CSDP" means any "participant" defined as such in section 1 of the
Securities Services Act;
1.1.9.
"director" means a member of the board as contemplated in section 66 of the
Companies Act, or an alternate director, and includes any person occupying the position of a director or alternate director, by whatever name designated;
1.1.10.
"foreign committee" means those persons duly appointed as such in terms of the provisions of clause 34.1 of this Memorandum of Incorporation to act for the company in such foreign country or countries for which they are so appointed;
1.1.11.
"IFRS" means the International Financial Reporting Standards, as adopted from time to time by the board of the International Accounting Standards Board or its successor body;

1.1.12.
“independent auditor” has the meaning set out in the Auditing Profession Act,
2005, as amended, consolidated or re-enacted from time to time, and includes all schedules thereto;
1.1.13.
“independent non-executive director” means a director who meets the requirements set out in section 94 (4) of the Companies Act, the King Code of
Governance Principles, the King Report on Governance and applicable United
States legislation, as they are all amended from time to time;
1.1.14.
"JSE" means the securities exchange, licensed under the Security Services Act, operated by JSE Limited registration number 2005/022939/06, a limited liability public company duly incorporated in accordance with the company laws of the
Republic;
1.1.15.
"JSE Listings Requirements" means the JSE Listings Requirements applicable from time to time;
1.1.16.
"legal incapacity" means death, insolvency, or business rescue proceedings or liquidation, or placing under curatorship by reason of insanity or prodigality, infancy or minority, or any other event which satisfies the directors that a shareholder is deprived of his legal capacity to act and that it is vested in some other person;
1.1.17.
“Memorandum of Incorporation” means this memorandum of incorporation, as amended from time to time;
1.1.18.
“non executive director” means a director who does not participate in the day to day management of the company or in its employment or the employment of any company in the group;
1.1.19.
"prescribed officer" has the meaning set out in section 1 of the Companies
Act;
1.1.20.
"Regulations" means the regulations, and all schedules to such regulations, published in terms of the Companies Act from time to time;
1.1.21.
"Republic" means the Republic of South Africa;
1.1.22.
"securities" means –
1.1.22.1. in terms of section 1 of the Companies Act, any shares, debentures or other instruments, irrespective of their form or title, issued, or authorized to be issued or authorised to be issued by the company; or

1.1.22.2. anything falling within the meaning of "securities" as set out in section 1 of the Securities Services Act;
1.1.23.
"securities register" means the register of issued securities of the company required to be established in terms of section 50(1) of the Companies Act;
1.1.24.
"Securities Services Act" means the Securities Services Act, No. 36 of 2004, as amended, consolidated or re-enacted from time to time;
1.1.25.
"SENS" means the Securities Exchange News Service established and operated by the Issuer Regulation Division, as renamed from time to time, of the
JSE;
1.1.26.
"share" means one of the units into which the proprietary interest in the company is divided;
1.1.27.
"shareholder" means the holder of a share issued by the company and who is entered as such in the securities register, subject to the provisions of section 57 of the Companies Act;
1.1.28.
"solvency and liquidity test" has the meaning set out in section 4 of the
Companies Act;
1.1.29.
"sub-register" means the record of uncertificated securities administered and maintained by a CSDP, which forms part of the securities register in terms of the Companies Act;
1.1.30.
"transfer office" means any office maintained by the company to receive for registration, transfer of securities and undertaken at the office of the transfer secretary for the time being of the company or, if no transfer secretary is appointed, the registered office for the time being of the company;
1.1.31.
"transfer secretary" means the person appointed to act as transfer secretary of the company from time to time;
1.1.32.
"uncertificated securities" means any "securities" defined as such in section 29 of the Securities Services Act; and
1.1.33.
"uncertificated securities register" means the record of uncertificated securities administered and maintained by a CSDP or Central Securities
Depository, as determined in accordance with the rules of the Central
Securities Depository.
1.2. In this Memorandum of Incorporation, unless the context clearly indicates otherwise –

1.2.1. words and expressions defined in the Companies Act and which are not defined herein shall have the meanings given to them in the Companies Act;
1.2.2. a reference to the Companies Act shall include reference to the Regulations;
1.2.3. reference to a clause by number refers to a corresponding provision of this
Memorandum of Incorporation;
1.2.4. in any instance where there is a conflict between a provision (be it expressed, implied or tacit) of this Memorandum of Incorporation and –
1.2.4.1. an alterable or elective provision of the Companies Act or the JSE
Listings Requirements, the provision of this Memorandum of
Incorporation shall prevail to the extent of the conflict; and
1.2.4.2. an unalterable or non-elective provision of the Companies Act, the unalterable or non- elective provision of the Companies Act shall prevail to the extent of the conflict, unless the Memorandum of
Incorporation imposes on the company a higher standard, greater restriction, longer period of time or similarly more onerous requirement as contemplated in section 15(2)(a)(iii) of the
Companies Act, either in accordance with the JSE Listings
Requirements or not in conflict with the JSE Listings Requirements, in which event the relevant provision of this Memorandum of
Incorporation shall prevail over the normal requirements that would otherwise apply to the company in terms of an unalterable provision of the Companies Act;
1.2.5. clause headings are for convenience only and are not to be used in its interpretation;
1.2.6. an expression which denotes -
1.2.6.1. any gender includes the other genders;
1.2.6.2.
a natural person includes a juristic person and vice versa; and
1.2.6.3.
the singular includes the plural and vice versa;
1.2.7. if the due date for performance of any obligation in terms of this Memorandum of Incorporation is a day which is not a business day then (unless otherwise stipulated), the due date for performance of the relevant obligation shall be the immediately succeeding business day;

1.2.8. any words or expressions defined in any clause shall, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout the whole of this
Memorandum of Incorporation;
1.2.9. any reference to a notice shall be construed as a reference to a written notice, and shall include a notice which is transmitted electronically in a manner and form permitted in terms of the Companies Act and/or the Regulations.
1.3. Any reference in this Memorandum of Incorporation to –
1.3.1. "days" shall be construed as calendar days unless qualified by the word
"business", in which instance a "business day" will be any day other than a
Saturday, Sunday or public holiday as gazetted by the government of the
Republic from time to time;
1.3.2. "law" means any law of general application, as amended and re-enacted from time to time, and includes the common law and any statute, constitution, decree, treaty, regulation, directive, ordinance, by-law, order or any other enactment of legislative measure of government (including local and provincial government) statutory or regulatory body which has the force of law, before and after adoption of this Memorandum of Incorporation; and
1.3.3. "writing" means legible writing and in English and includes printing, typewriting, lithography or any other mechanical process, as well as any electronic communication in a manner and a form permitted in terms of the Companies
Act and/or the Regulations.
1.4. The words "include" and "including" mean "include without limitation" and “including without limitation". The use of the words "include" and "including" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it.
1.5. Unless specifically otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.
1.6. Where figures are referred to in numerals and in words, and there is any conflict between the two, the words shall prevail, unless the context indicates a contrary intention.
1.7. Any reference herein to "this Memorandum of Incorporation" shall be construed as a reference to this Memorandum of Incorporation as amended from time to time.

2.
JURISTIC PERSONALITY
2.1. Subject to the passing of the resolution referred to in clause 48, this Memorandum of
Incorporation replaces and supersedes the Memorandum of Incorporation adopted under the Companies Act, 1973 previously referred to as the “memorandum and articles of association” of the company applicable immediately prior to the approval by the shareholders and filing hereof.
2.2. The company is incorporated in accordance with and governed by –
2.2.1. the unalterable provisions of the Companies Act, subject only to such higher standards, greater restrictions, longer periods of time or similarly more onerous requirements as may be imposed on the company by this Memorandum of
Incorporation in relation to such unalterable provisions either in accordance with the JSE Listings Requirements or not in conflict with the JSE Listings
Requirements;
2.2.2. the alterable provisions of the Companies Act and the JSE Listings
Requirements, subject to the limitations, extensions, variations or substitutions set out in this Memorandum of Incorporation; and
2.2.3. the other provisions of this Memorandum of Incorporation.
3.
POWERS OF THE COMPANY
3.1. Subject to the provisions of clause 3.2, the main object and business of the company is mining and exploration for gold and other minerals.
3.2. The company has all of the legal powers and capacity contemplated in the Companies Act, and no provision contained in this Memorandum of Incorporation should be interpreted or construed as negating, limiting, or restricting those powers in any way whatsoever.
3.3. The legal powers and capacity of the company are not subject to any restrictions, limitations or qualifications, as contemplated in the Companies Act.
4.
ISSUE OF SHARES AND VARIATION OF RIGHTS
4.1. The company is authorized to issue 600,000,000 (six hundred million) no par value ordinary shares, of the same class, each of which ranks pari passu in respect of all rights and entitles the holder to –
4.1.1. 1 (one) vote on any matter to be decided by the shareholders in any annual or general meeting of the company;

4.1.2. participate proportionally in any distribution made by the company; and
4.1.3. receive proportionally the net assets of the company upon its liquidation.
4.2. The board shall not have the power to –
4.2.1. create any class of shares; or
4.2.2. convert one class of shares into one or more other classes;
4.2.3. increase or decrease the number of authorized shares of any class of shares;
or
4.2.4. consolidate and reduce the number of the company's issued and authorized shares of any class; or
4.2.5. subdivide its shares of any class by increasing the number of its issued and authorized shares of that class without an increase of its capital; or
4.2.6. reclassify any classified shares that have been authorized but not issued; or
4.2.7. determine or vary the preferences, rights, limitations or other terms of any shares; or
4.2.8. change the name of the company;
4.2.9. amend the authorization (including increasing or decreasing the number) and classification of Securities (including determining rights and preferences) as contemplated in section 36(2)(b) or 36(3) of the Companies Act, [10.9(c)]
and such powers shall only be capable of being exercised by the shareholders by way of a special resolution of the shareholders and in accordance with the JSE Listings
Requirements. [10.9(c)]
4.3. Each share issued by the company has associated with it an irrevocable right of the shareholder to vote on any proposal to amend the preferences, rights, limitations and other terms associated with that share as contemplated in clause 18.2.
4.4. No rights, preferences, limitations and other terms attached to each class of securities of the company may (unless provided otherwise by the terms of issue of the securities of that class) whether or not the Company is being wound up, be varied in any manner, nor may any variations be made to the rights, privileges or conditions of any class of securities, unless the consent in writing of the holders of not less than 75% (seventy five per cent) of the issued Securities of that class has been obtained, or a Special Resolution has been passed by the Holders of that affected class of Securities with the support of more than

75% (seventy five per cent) of the voting rights exercised on the special resolution at a separate meeting of the Holders of that class. The Holders of that affected class of
Securities shall also be entitled to vote with the Holders of ordinary shares as regards the passing of any resolution to be passed for such variation by the Holders of ordinary shares, provided that the voting rights of the Holders of that affected class of securities may never be more than 24.99% (twenty five per cent) of the total voting rights of all persons entitled to vote at such a meeting. The provisions of this Memorandum of Incorporation relating to shareholders meetings shall mutatis mutandis apply to any such separate meeting.
4.5.
In addition, no further securities ranking in priority to, or pari passu with, existing preference shares, of any class, shall be created without a special resolution passed at a separate general meeting of such preference shareholders.
4.6. The preferences, rights, limitations or any other terms of any class of shares of the company may not be varied, and no resolution may be proposed to shareholders for rights to include such variation, in response to any objectively ascertainable external fact or facts as contemplated in sections 37(6) and 37(7) of the Companies Act.
4.7. Save as otherwise provided for in the Companies Act, the JSE Listings Requirements and/or
in this Memorandum of Incorporation, the company may only issue shares which are fully paid up as contemplated in the Companies Act and freely transferable and only within the classes and to the extent that those shares have been authorized by or in terms of this
Memorandum of Incorporation.
4.8. The board may, subject to clause 4.12 and the further provisions of this clause 4.8, resolve to issue shares of the company at any time, but only –
4.8.1. within the classes and to the extent that those shares have been authorized by or in terms of the JSE Listings Requirements, the Companies Act and this
Memorandum of Incorporation; and
4.8.2. unissued authorized securities of any class are always under the power of the directors and may be issued by the directors at their discretion at any time subject to any necessary compliance requirements required by such security class terms and rights and compliance with the Companies Act, the JSE
Listings Requirements and/or this Memorandum of Incorporation.
4.9. All issues of shares for cash and all issues of options and convertible securities granted or issued for cash must be effected in compliance with Section 5 of the JSE Listings
Requirements and, to the extent applicable, approved by shareholders in accordance with the provisions of the Companies Act, the JSE Listings Requirements and/or this
Memorandum of Incorporation.

4.10. Notwithstanding the provisions of section 40(5) of the Companies Act, all securities of the company for which a listing is sought on the JSE must be fully paid up and freely transferrable.
4.11. Securities of a particular class in the company which are authorised but unissued and which are intended to be issued for cash, shall be offered to existing ordinary shareholders in proportion to their shareholding on such terms and in accordance with such procedures as the board may determine, unless:- [10.1]
4.11.1. such shares are issued for the acquisition of assets by the company;
4.11.2. such shares are to be issued to an approved share incentive scheme.
4.12. Notwithstanding the provisions of clauses 4.2, 4.11 and 4.13, any issue of shares, securities convertible into shares, or rights exercisable for shares in a transaction, or a series of integrated transactions shall, in accordance with the provisions of the Companies Act, require the approval of the shareholders by special resolution if the voting power of the class of shares that are issued or are issuable as a result of the transaction or series of integrated transactions will be equal to or exceed 30% (thirty percent) of the voting power of all the shares of that class held by shareholders immediately before that transaction or series of integrated transactions.
4.13. Notwithstanding the provisions of clause 4.11, the shareholders may at a general meeting authorize the directors at any time to issue unissued shares and/or grant options to subscribe for shares as the directors in their discretion think fit, provided that such transaction(s) comply with the JSE Listings Requirements.
4.14. Securities issued by the company will be in certificated or uncertificated form, as shall be determined by the board from time to time. Except to the extent otherwise provided in the
Companies Act, the rights and obligations of Security holders shall not be different solely on the basis of their securities being certificated securities or uncertificated securities. The provisions of this Memorandum of Incorporation apply with respect to any uncertificated securities in the same manner as they apply to certificated securities, unless otherwise stated or indicated by the context in each case.
4.15. A holder of uncertificated securities may withdraw all or part of its securities from the uncertificated securities register and be issued with certificates evidencing them. A holder of uncertificated securities, who elects to withdraw all or part of the uncertificated securities held by it in an uncertificated securities register, and obtain a certificate in respect of those withdrawn securities, may so notify the relevant CSDP or Central Securities Depository as required by the rules of the Central Securities Depository.

4.16. After receiving notice from a CSDP or Central Securities Depository, as the case may be, that the holder of uncertificated securities wishes to withdraw all or part of the uncertificated securities held by it in an uncertificated securities register, and obtain a certificate in respect thereof, the company shall –
4.16.1. immediately enter the relevant holder's name and details of its holding of securities in the securities register and indicate on the securities register that the securities so withdrawn are no longer held in uncertificated form; and
4.16.2. within 10 (ten) business days (or 20 (twenty) business days in the case of a holder of securities who is not resident within the Republic) prepare and deliver to the relevant person a certificate in respect of the securities and notify the
Central Securities Depository that the securities are no longer held in uncertificated form.
4.17. The company may charge a holder of its securities a reasonable fee to cover the actual cost of issuing any certificate as contemplated in this clause.
5.
SECURITIES REGISTER AND CERTIFICATES
5.1. The company must establish or cause to be established a securities register in the form prescribed by the Companies Act and the Regulations and maintain the securities register in accordance with the prescribed standards.
5.2. As soon as practicable after the issue or transfer of any securities, as the case may be, the company must enter or cause to be entered in the securities register, in respect of every class of securities it has issued or which have been transferred –
5.2.1. the total number of uncertificated securities;
5.2.2. with respect to certificated securities –
5.2.2.1. the names and addresses of the persons to whom the certificated securities were issued or transferred;
5.2.2.2. the number of certificated securities issued or transferred to each of them;
5.2.2.3. in the case of securities contemplated in section 43 of the
Companies Act, the number of those securities issued and
outstanding and the names and addresses of the registered owners of the securities and any holders of beneficial interests therein; and
5.2.2.4. any other prescribed information.

5.3. Each shareholder shall be entitled to 1 (one) certificate for all the shares of a particular class registered in his name, or to several certificates, each for a part of such shareholding. Every share certificate shall specify the number of shares in respect of which it is issued.
5.4. If the company has issued uncertificated securities, or has issued securities that have ceased to be certificated securities as contemplated in clause 4.15, a record must be administered and maintained by a CSDP or Central Securities Depository, in the prescribed form, as the uncertificated securities register, which –
5.4.1. forms part of the securities register; and
5.4.2. must contain, with respect to all uncertificated securities contemplated in this clause 5, any details referred to in clause 5.2.2, read with the changes required by the context or as determined by the rules of the Central Securities
Depository.
5.5. The securities register or uncertificated securities register maintained in accordance with the
Companies Act shall be sufficient proof of the facts recorded in it, in the absence of evidence to the contrary.
5.6. Unless all the shares rank equally for all purposes, the shares, or each class of shares, and any other securities, must be distinguished by an appropriate numbering system.
5.7. A certificate evidencing any certificated securities of the company –
5.7.1. must state on its face –
5.7.1.1. the name of the company;
5.7.1.2. the name of the person to whom the securities were issued or transferred; and
5.7.1.3. the number and class of shares and designation of the series, if any, evidenced by that certificate;
5.7.2. must be signed by 2 (two) persons authorized by the board, which signatures may be affixed or placed on the certificate by autographic, mechanical or electronic means in such manner as the directors shall from time to time determine; and
5.7.3. is proof that the named Security holder owns the securities, in the absence of evidence to the contrary.

5.8. A certificate remains valid despite the subsequent departure from office of any person who signed it.
5.9. If, as contemplated in clause 5.6, all of the shares rank equally for all purposes, and are therefore not distinguished by a numbering system –
5.9.1. each certificate issued in respect of those shares must be distinguished by a numbering system; and
5.9.2. if the share has been transferred, the certificate must be endorsed with a reference number or similar device that will enable each preceding holder of the share in succession to be identified.
5.10. The failure of any share certificate to satisfy the provisions of clauses 5.7 to 5.9 is not a contravention of the Companies Act and does not invalidate that certificate.
6.
JOINT HOLDERS OF SHARES
6.1. In the case of any share registered in the names of two or more persons as joint holders, the person whose name appears first in the securities register shall, save as may otherwise be provided in this Memorandum of Incorporation, be the only person recognized by the company as having any title to such share and to the corresponding certificate.
6.2. In the event of legal incapacity of a joint holder of any share, the executor, administrator, trustee, curator or any representative shall also be recognized by the company as having title to such share in their representative capacity.
7.
TRANSFER OF SECURITIES
7.1. Subject to the Companies Act and the provisions of this Memorandum of Incorporation, any shareholder may transfer all or any of his securities.
7.2. A Person –
7.2.1. acquires the rights associated with any particular Securities of the company when that person’s name is entered in the company’s securities register as a person to whom those securities have been issued or transferred; and
7.2.2. ceases to have the rights associated with any particular securities of the company when the transfer to another person, re-acquisition by the company, or surrender to the company of those securities has been entered in the company’s securities register.

7.3. Every transfer form in respect of certificated shares must be in writing and shall be implemented in accordance with the common form of transfer or such other form as the directors may approve.
7.4. The directors may decline to register any transfer where –
7.4.1. the instrument of transfer has not been lodged at the transfer office; or
7.4.2. the provisions of any law affecting transfer have not been complied with.
7.5. Every instrument of transfer shall be left at the transfer office at which it is presented for registration or in the absence thereof, at the registered office where the transfer register in respect of the share to which the transfer form relates is being kept, or at such place as the directors may prescribe, accompanied by the certificated securities to be transferred, and or such other evidence as the company may require to prove the title of the transferor or his rights to transfer the securities.
7.6. The company shall not be bound to allow the exercise of any act or matter by an agent for a shareholder, unless a duly certified copy of such agent's authority be produced and lodged with the company.
7.7. All instruments of transfer which are registered shall be retained by the company, but any instrument of transfer which the directors decline to register shall (except in the case of fraud), on demand, be returned to the person depositing the same.
7.8. The instrument of transfer of any certificated securities shall be signed by the transferor and the transferor shall be deemed to remain the holder of such certificated securities until the name of the transferee is entered in the securities register.
7.9. All authorities to sign transfer deeds or other instruments of transfer granted by holders of securities for the purpose of transferring certificated securities which may be lodged, produced or exhibited with or to the company at its registered office shall, as between the company and the grantor of such authorities, be taken and deemed to continue and remain in full force and effect, and the company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at such of the company's offices at which the authority was first lodged, produced or exhibited. Even after the giving and lodging of such notice, the company shall be entitled to give effect to any instruments signed under the authority to sign and certified by any officer of the company as being in order before the giving and lodging of such notice.
7.10. The transfer of uncertificated securities may be effected only –
7.10.1. by a CSDP or Central Securities Depository;

7.10.2. on receipt of an instruction to transfer sent and properly authenticated in terms of the rules of a Central Securities Depository or an order of a Court; and
7.10.3. in accordance with the Companies Act and the rules of the Central Securities
Depository.
7.11. Transfer of ownership in any uncertificated securities must be effected by debiting the account in the uncertificated securities register from which the transfer is effected and crediting the account in the uncertificated securities register to which the transfer is effected, in accordance with the rules of the Central Securities Depository.
8.
NO LIEN
Securities which are fully paid shall not be subject to any lien in favour of the company and shall be freely transferable.
9.
TRANSMISSION OF SECURITIES
9.1. Subject to applicable law –
9.1.1. the parent or guardian or curator of any shareholder who is a minor;
9.1.2. the trustee of an insolvent shareholder;
9.1.3. the liquidator of a body corporate shareholder;
9.1.4. the tutor or curator of a shareholder under disability;
9.1.5. the executor or administrator of any deceased shareholder’s estate; or
9.1.6. any other person becoming entitled to any share held by a shareholder by any lawful means other than transfer in terms of this Memorandum of
Incorporation,
shall, upon production of such evidence as may be required by the directors and with the consent of the directors (which they shall not be obliged to give), have the right either–
9.1.7. to exercise the same rights and to receive the same dividends and other advantages to which he would be entitled if he were the registered holder of the shares registered in the name of the shareholder concerned; or
9.1.8. himself to be registered as a shareholder in respect of those shares and to make such transfer of those shares as the shareholder concerned could have made or to elect to have a person nominated by him registered as the transferee thereof.
10.
DEBT INSTRUMENTS
The board may authorize the company to issue secured or unsecured debt instruments as set out in section 43(2) of the Companies Act, but no special privileges may be granted to secured and unsecured debt instruments as contemplated in section 43(3) of the Companies Act, and the authority of the board in such regard is limited by this Memorandum of Incorporation.
11.
CAPITALISATION SHARES
11.1. Subject to there being sufficient authorised unissued shares, having received the general authority contemplated in clause 4.8 of this Memorandum of Incorporation and in compliance with the JSE Listings Requirements and the provisions of section 47 of the
Companies Act, the directotrs may–
11.1.1. approve the issuing of any authorized shares as capitalisation shares; or
11.1.2. issue shares of one class as capitalisation shares in respect of shares of another class; or
11.1.3. resolve to permit shareholders to elect to receive a cash payment in lieu of a capitalisation share.
11.2. The board may not resolve to offer a cash payment in lieu of awarding a capitalisation share, as contemplated in clause 11.1.3, unless the board –
11.2.1. has considered the solvency and liquidity test as required by section 46 of the
Companies Act, on the assumption that every such shareholder would elect to receive cash; and
11.2.2. is satisfied that the company would satisfy the solvency and liquidity test immediately upon the completion of the distribution.
12.
BENEFICIAL INTERESTS IN SECURITIES
12.1. The company's issued securities may be held by, and registered in the name of, one person for the beneficial interest of another person as set out in the Companies Act. The Company shall not permit securities to be voted upon by the holder of a beneficial interest who does not hold a proxy form from the Holder notwithstanding any agreement permitting the holder of the beneficial interest to vote the securities to the exclusion of the holder between the
Holder and the holder of the beneficial interest.

12.2. If any securities of the company are registered in the name of a person who is not the holder of the beneficial interests in all such securities of the company, that registered holder of securities must disclose –
12.2.1. the identity of the person on whose behalf the securities are held; and
12.2.2. the identity of each person with a beneficial interest in the securities so held, the number and class of Securities held for each such person with a beneficial interest, and the extent of each such beneficial interest,
in accordance with the time periods as stipulated in section 56(4) of the Companies Act.
13.
FINANCIAL ASSISTANCE
The board may, as contemplated in and subject to the provisions of sections 44 and 45 of the
Companies Act, authorise the company to provide financial assistance to persons or entities stated
in the sections. The authority of the board in this regard is not limited or restricted by this
Memorandum of Incorporation.
14.
ACQUISITION OF OWN SHARES BY THE COMPANY
14.1. Subject to the JSE Listings Requirements, the provisions of the Companies Act and the further provisions of this clause 14 –
14.1.1. the board may, subject to the provisions of clauses 14.2 and 14.3, determine that the company acquire a number of its own shares; and
14.1.2. the board of any subsidiary of the company may determine that such subsidiary acquire shares of the company, but –
14.1.2.1. not more than 10% (ten percent), in aggregate, of the number of issued shares of any class may be held by, or for the benefit of, all of the subsidiaries of the company, taken together; and
14.1.2.2. no voting rights attached to those shares may be exercised while the shares are held by that subsidiary and it remains a subsidiary of the company.
14.2. Any decision by the company or any subsidiary company/ies (defined as “the group” for purposes of this clause), to acquire the company’s shares shares must satisfy the JSE
Listings Requirements and the provisions of the Companies Act and, accordingly, the group may not acquire the company’s shares unless –

14.2.1. for as long as it is required in terms of the JSE Listings Requirements, the acquisition has been approved by a special resolution of the shareholders of the company, whether in respect of a particular repurchase or generally approved by shareholders and unless such acquisition otherwise com plies with Section 5 of the JSE Listings Requirements (and/or such other sections as may be applicable from time to time);
14.3. A decision of the board referred to in clause 14.1.1 –
14.3.1. must, in compliance with the Companies Act, be approved by a special resolution of the shareholders if any shares are to be acquired by the company from a director or prescribed officer of the company, or a person related to a director or prescribed officer of the company; and
14.3.2. is subject to the requirements of sections 114 and 115 of the Companies Act if considered alone, or together with other transactions in an integrated series of transactions, it involves the acquisition by the company of more than 5% (five percent) of the issued shares of any particular class of the company's shares.
14.4. Notwithstanding any other provision of this Memorandum of Incorporation, the company may not acquire its own shares, and no subsidiary of the company may acquire shares of the company if, as a result of that acquisition, there would no longer be any shares of the company in issue other than –
14.4.1. shares held by one or more subsidiaries of the company; or
14.4.2. convertible or redeemable shares.
15.
RECORD DATE FOR EXERCISE OF SHAREHOLDER RIGHTS
15.1. The record date for the purpose of determining which shareholders are entitled to –
15.1.1. receive notice of a shareholders meeting;
15.1.2. participate in and vote at a shareholders meeting;
15.1.3. decide any matter by written consent or by electronic communication;
15.1.4. receive a distribution; or
15.1.5. be allotted or exercise other rights,
shall be determined by the board in accordance with the rules of the Central Securities
Depository and the JSE Listings Requirements.

15.2. If, whilst the company is listed on the JSE, at any time, the Board fails to determine a Record
Date, the Record Date for the relevant matter must be in accordance with the rules of the
Central Securities Depository and the JSE Listings Requirements, and if no longer listed on the JSE, then the Record Date for the relevant matter is –
15.2.1. in the case of a shareholders meeting, the latest date by which the company is required to Deliver to Holders entitled to vote, notice of that shareholders meeting; or
15.2.2. in the case of dividends a date subsequent to the declaration date or confirmation of the dividend, whichever is the later;
15.2.3. the date of the action or event, in any other case.
15.3. Such record date must be announced and/or published to the shareholders in a manner that satisfies the JSE Listings Requirements and the Companies Act and any
other prescribed requirements applicable to the company.
16.
SHAREHOLDERS MEETINGS
16.1. The board, or any prescribed officer of the company authorized by the board, is entitled to call a shareholders' meeting at any time.
16.2. Subject to the provisions of the Companies Act dealing with the passing of resolutions of shareholders otherwise than at a meeting of shareholders, the company shall hold a shareholders' meeting –
16.2.1. at any time that the board is required by or entitled to in terms of the
Companies Act, the JSE Listings Requirements or this Memorandum of
Incorporation to refer a matter to shareholders for decision; or
16.2.2. whenever required in terms of the Companies Act to fill a vacancy on the board; or
16.2.3. when required in terms of clause 16.3 or by any other provision of this
Memorandum of Incorporation.
16.3. The board shall call a meeting of shareholders if 1 (one) or more written and signed demands by shareholders calling for such a meeting are delivered to the company and–
16.3.1. each such demand describes the specific purpose for which the meeting is proposed; and

16.3.2. in aggregate, demands for substantially the same purpose are made and signed by the holders, as of the earliest time specified in any of those demands, of at least 10% (ten percent) of the voting rights entitled to be exercised in relation to the matter proposed to be considered at the meeting.
16.4. In addition to other meetings of the company that may be convened from time to time, the company shall convene an annual general meeting of its shareholders in each calendar year, but no more than 15 (fifteen) months after the date of the previous annual general meeting. A notice of meeting convening an annual general meeting at which annual financial statements will be considered must inter alia comply with the provisions of section 62(3)(d)
of the Companies Act.
16.5. The company shall deliver notices of meetings, and for any other matter(s) required by the Companies Act or the JSE Listings Requirements, in accordance with the mechanisms of delivery included in the Companies Act, including Section 6(9)(b) of the
Companies Act, to each shareholder entitled to vote at such meeting who has elected to receive such documents.
16.6. Subject to the provisions of the Companies Act, any shareholders meeting convened in terms of the JSE Listings Requirements –
16.6.1. shall be capable of being held by electronic communication in accordance with the further provisions of this Memorandum of Incorporation and the Companies
Act; and
16.6.2. must be held in person and shall not be capable of being held in accordance with the provisions of section 60 of the Companies Act set out in clause 21.
16.7. Each annual general meeting of the company contemplated in clause 16.4 shall provide for at least the following business to be transacted –
16.7.1. the presentation and/or consideration of the directors' report, audited financial statements for the immediately preceding financial year of the company and an audit committee report;
16.7.2. the election of directors, to the extent required by the Companies Act or by this Memorandum of Incorporation;
16.7.3. the appointment of an auditor and an audit committee for the following financial year;
16.7.4. where applicable, a report by the Social & Ethics Committee; and

16.7.5. any matters raised by the shareholders, with or without prior notice to the company.
16.8. The board may determine the location of any shareholders meeting, and the company may hold any such meeting in the Republic or in any foreign country, and the authority of the board and the company in this regard is not limited or restricted by this Memorandum of
Incorporation.
16.9. Subject to the Companies Act and the JSE Listings Requirements, all meetings (whether called for the passing of special or ordinary resolutions) shall be called on not less than 15
(fifteen) business days' notice delivered by the company to the shareholders entitled to vote or otherwise entitled to receive notice. Such notice must be delivered to the JSE and the relevant announcement made on SENS.
16.10. The quorum for a shareholders meeting shall be sufficient persons present in person or by proxy to exercise in aggregate, at least 25% (twenty five percent) of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting. In addition –
16.10.1. a shareholders meeting may not begin unless in addition at least 3 (three)
persons entitled to vote are present at a meeting the meeting to exercise; and
16.10.2. the business may be transacted at any shareholders meeting only while a quorum is present
16.11. Save as provided to the contrary in this Memorandum of Incorporation, the time periods specified in sections 64(4) and (5) of the Companies Act apply to the company without variation. If within 15 (fifteen) minutes after the appointed time for a meeting to begin, the requirements of clause 16.10 –
16.11.1. for that meeting to begin have not been satisfied, the meeting shall be postponed, without any motion, vote or further notice, for 1 (one) week;
16.11.2. for consideration of a particular matter to begin have not been satisfied –
16.11.2.1. if there is other business on the agenda of the meeting, consideration of that matter may be postponed to a later time in the meeting without any motion or vote; or
16.11.2.2. if there is no other business on the agenda of the meeting, the meeting shall be adjourned, without any motion or vote, for 1 (one)
week, provided that the person intended to chair a meeting that cannot begin due to the operation of clause 16.10 may extend the

15 (fifteen) minute limit allowed in clause 16.11 for a reasonable period on the grounds that –
16.11.3. exceptional circumstances affecting weather, transportation or electronic communication have generally impeded or are generally impeding the ability of shareholders to be present at the meeting; or
16.11.4. one or more particular shareholders, having been delayed, have communicated an intention to attend the meeting, and those shareholders, together with others in attendance, would satisfy the requirements of clause 16.10.
16.12. The accidental omission to give notice of any meeting to any particular shareholder or shareholders, or an immaterial defect in the manner or form of giving notice of any such meeting, shall not invalidate any resolution passed at any such meeting.
16.13. The company shall not be required to give further notice of a meeting that has been postponed or adjourned in terms of clause 16.11 unless the location for the meeting is different from –
16.13.1. the location of the postponed or adjourned meeting; or
16.13.2. the location announced at the time of adjournment, in the case of an adjourned meeting.
16.14. If at the time appointed in terms of clause 16.11 for a postponed meeting to begin, or for an adjourned meeting to resume, the requirements of clause 16.10 have not been satisfied, the shareholders present in person or by proxy will be deemed to constitute a quorum.
16.15. A shareholder entitled to vote, who is Present at a Shareholders Meeting –
16.15.1. is regarded as having received or waived notice of the Shareholders Meeting if at least the required minimum notice was given;
16.15.2. has a right to –
16.15.2.1. allege a Material defect in the form of notice for a particular item on the agenda for the Shareholders Meeting; and
16.15.2.2. participate in the determination whether to waive the requirements for notice, if less than the required minimum notice was given, or to ratify a defective notice; and

16.15.3. except to the extent set out in clause 16.15.2 is regarded to have waived any right based on an actual or alleged Material defect in the notice of the
Shareholders Meeting.
16.16. A Shareholders Meeting may proceed notwithstanding a material defect in the giving of the notice, subject to clause 16.17, only if every person who is entitled to exercise voting rights in respect of each item on the agenda of the Shareholders meeting is present at the
Shareholders meeting and votes to approve the ratification of the defective notice.
16.17. If a material defect in the form or manner of giving notice of a Shareholders meeting relates only to one or more particular matters on the agenda for the Shareholders meeting –
16.17.1. any such matter may be severed from the agenda, and the notice remains valid with respect to any remaining matters on the agenda; and
16.17.2. the Shareholders Meeting may proceed to consider a severed matter, if the defective notice in respect of that matter has been ratified in terms of clause 16.8.
16.18. An immaterial defect in the form or manner of Delivering notice of a Shareholders meeting, or an accidental or inadvertent failure in the Delivery of the notice to any particular shareholder to whom it was addressed if the Company elects to do so, does not invalidate any action taken at the Shareholders meeting.
16.19. After a quorum has been established for a meeting, or for a matter to be considered at a meeting, all the shareholders forming part of the quorum must be present at the meeting for the matter to be considered at the meeting.
16.20. The chairman of a meeting may with the consent of a meeting at which a quorum is present (and must if the meeting resolves thus) adjourn the meeting from time to time and from place to place, but an adjourned meeting may only deal with matters which could legally be dealt with at the meeting on which the adjournment took place.
16.21. The maximum period allowable for an adjournment of shareholders meeting is as set out in section 64(12) of the Companies Act, without variation.
16.22. The chairman, if any, of the board shall preside as chairman at every shareholders meeting, in his absence any other director shall preside as chairman.
16.23. If the chairman or any other director of the board is not present within 15 (fifteen)
minutes after the time appointed for holding the meeting or are unwilling/unable to act as chairman, the shareholders present shall by way of a poll appoint one of their number to be chairman of the meeting.

16.24. To the extent permitted by the Companies Act, voting shall only be conducted by means of a polled vote in respect of any matter to be voted on at a meeting of shareholders.
16.25. The chairman of a shareholders meeting may –
16.25.1. appoint any firm or persons to act as scrutineers for the purpose of checking any powers of attorney received and for counting the votes at the meeting;
16.25.2. act on a certificate given by any such scrutineers without requiring production at the meeting of the forms of proxy or himself counting the votes.
16.26. If any votes were counted which ought not to have been counted or if any votes were not counted which ought to have been counted, the error shall not vitiate the resolution, unless –
16.26.1. it is brought to the attention of the chairman at the meeting; and
16.26.2. in the opinion of the chairman of the meeting, it is of sufficient magnitude to vitiate the resolution.
16.27. Any objection to the admissibility of any vote shall be raised –
16.27.1. at the meeting or adjourned meeting at which the vote objected to was recorded; or
16.27.2. at the meeting or adjourned meeting at which the result of the poll was announced,
and every vote not then disallowed shall be valid for all purposes. Any objection made timeously shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.
16.28. Even if he is not a shareholder –
16.28.1. any director; or
16.28.2. the company's attorney or auditor (or where the company's attorneys or auditors are firms, any partner or director thereof),
may attend and speak at any shareholders meeting, but may not vote, unless he is a shareholder or the proxy or representative of a shareholder.

17.
SHAREHOLDERS MEETINGS BY ELECTRONIC COMMUNICATION
17.1. Subject to the provisions of the JSE Listings Requirements, the company may conduct a shareholders meeting entirely by electronic communication or provide for participation in a meeting by electronic communication, as set out in section 63 of the Act, and the power of the company to do so is not limited or restricted by this Memorandum of Incorporation.
Accordingly –
17.1.1. subject to the provisions of clause 17.3, any shareholders meeting may be conducted entirely by electronic communication; or
17.1.2. one or more shareholders, or proxies for shareholders, may participate by electronic communication in all or part of any shareholders meeting that is being held in person, participating in that meeting to communicate concurrently with each other and without an intermediary, and to participate reasonably effectively in the meeting.
17.2. Any notice of any meeting of shareholders at which it will be possible for shareholders to participate by way of electronic communication shall inform shareholders of what such participation comprises and how to so participate, providing any necessary information to enable shareholders or their proxies to access the available medium or means of electronic communication, provided that such access shall be at the expense of the shareholder or proxy concerned.
17.3. Notwithstanding anything to the contrary contained in this clause 17, the notice referred to in clause 19.2 may, inter alia, provide that those shareholders who intend to participate in a meeting by way of electronic communication shall be required to deliver their proxies in the manner, at the place and before the time, prescribed in the applicable notice.
18.
VOTES OF SHAREHOLDERS
18.1. Subject to any special rights or restrictions as to voting attached to any shares by or in accordance with this Memorandum of Incorporation, at a meeting of the company –
18.1.1. any person who is present at the meeting, whether as a shareholder or as proxy for a shareholder, has the number of votes determined in accordance with the voting rights associated with the securities held by that shareholder;
and
18.1.2. the holders of securities other than ordinary shares and any special shares created for Black Economic Empowerment shall not be entitled to vote on any resolution at a meeting of shareholders, except as provided in clause 18.2.

18.2. Subject to any restrictions attaching to any class or classes of securities which are not ordinary shares (as no voting restrictions shall be permitted as regards ordinary shares and no special rights or privileges shall attach to other securities), on a show of hands a person entitled to vote present at the meeting shall have only 1 (one) vote, irrespective of the number of voting rights that person would otherwise be entitled to exercise. A proxy shall, irrespective of the number of holders of securities entitled to vote represented, have only 1
(one) vote on a show of hands. On a poll every person entitled to vote who is present at the meeting shall have the number of votes determined in accordance with the voting rights associated with the securities in question. The total voting rights of the holders of all securities, other than ordinary shares and any special shares created for the purposes of
Black Economic Empowerment, may never be more than 24.99% (twenty five per cent) of the total voting rights of all persons entitled to vote at such a meeting. If a resolution is proposed in compliance with the JSE Listing Requirements, notwithstanding that the holders of securities not listed on the JSE shall be entitled to vote thereon as a matter of law, their votes shall not be taken into account for the purpose of compliance with the JSE Listing
Requirements.
18.3. A poll shall be taken in such manner as the chairman directs (including the use of ballots or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. In computing the result of any poll, regard shall only be had to the number of votes actually cast, ignoring any votes entitled to be cast but not so cast and ignoring any abstained votes.
18.4. In the case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.
18.5. If an amendment is proposed to any resolution under consideration but is ruled out of order by the chairman of the meeting, acting in good faith, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.
18.6. Where there are joint registered holders of any share, any 1 (one) of such persons may exercise all of the voting rights attached to that share at any meeting, either personally or by proxy, as if he or she were solely entitled thereto. If more than 1 (one) of such joint holders is present at any meeting, personally or by proxy, the person so present whose name stands first in the securities register in respect of such share shall alone be entitled to vote in respect thereof.
18.7. The board of any company or the controlling body of any other entity or person that holds any securities of the company may authorize any person to act as its representative at any meeting of shareholders of the company, in which event the following provisions will apply–

18.7.1. the person so authorized may exercise the same powers of the authorizing company, entity or person as it could have exercised if it were an individual holder of shares; and
18.7.2. the authorizing company, entity or person shall lodge a resolution of the directors of such company or controlling body of such other entity or person confirming the granting of such authority, and certified under the hand of the chairman or secretary thereof, with the company before the commencement of any shareholders meeting at which such person intends to exercise any rights of such shareholder, unless excused from doing so by the chairman of such meeting.
18.8. No objection shall be raised to the admissibility of any vote, except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any objection shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.
18.9. Any person entitled to a share in terms of clause 9.1 may vote at any meeting in respect thereof in the same manner as if he were the registered holder of that share, provided that
(except where the directors have previously accepted his rights to vote in respect of that share) at least 24 (twenty four) hours before the time of holding the meeting at which he proposes to vote, he shall have satisfied the directors that he is entitled to exercise the right referred to in clause 11.2. Co executors of a deceased shareholder in whose name shares stand in the securities register shall, for the purpose of this clause, be deemed joint holders of those shares.
18.10. A member entitled to more than 1 (one) vote need not cast all his votes, nor cast them in the same manner.
19.
PROXIES AND REPRESENTATIVES
19.1. Any shareholder may at any time appoint any natural person (or two or more natural persons concurrently), including a natural person who is not a shareholder, as a proxy to –
19.1.1. participate in, and speak and vote at, a shareholders meeting on behalf of that shareholder; or
19.1.2. give or withhold written consent on behalf of that shareholder to a decision contemplated in section 60, provided that a shareholder may appoint more than 1 (one) proxy to exercise voting rights attached to different securities held by the shareholder.

19.2. A proxy appointment –
19.2.1. must be in writing, dated and signed by the shareholder; and
19.2.2. remains valid for –
19.2.2.1. the duration of the meeting including its adjournment; or
19.2.2.2. any longer or shorter period expressly set out in the appointment, unless it is revoked in a manner contemplated in the Companies Act or expires earlier as contemplated in the Companies Act.
19.3. The holder of a power of attorney or other written authority from a shareholder may, if so authorized thereby, represent such shareholder at any meeting of the company and such holder shall deliver the power of attorney or other written authority (if any), or a copy thereof, to the company before such holder exercises any rights of the shareholder at a shareholders meeting.
19.4. All of the remaining provisions of the Companies Act relating to the appointment and revocation of proxies and the rights of proxies generally shall apply and, in particular–
19.4.1. a shareholder has the right to appoint 2 (two) or more persons concurrently as proxies as set out in the Companies Act ("concurrent proxies"), provided that the instrument appointing such concurrent proxies clearly states the order in which the votes of the concurrent proxies are to take precedence in the event that both or all of the concurrent proxies are present, and vote, at the meeting concerned;
19.4.2. a shareholder's proxy may delegate the proxy's powers to another person as set out in the Companies Act;
19.4.3. a shareholder or his proxy must deliver to the company a copy of the instrument appointing a proxy not later than 24 (twenty four) hours before the commencement of the meeting at which the proxy intends to exercise that shareholder's rights, provided that the chairman of the meeting may, in his discretion, accept proxies that have been delivered after the expiry of the aforementioned period up until the time of commencement of the meeting;
and
19.4.4. unless the instrument appointing a proxy provides otherwise, a shareholder's proxy may decide, without direction from the shareholder, whether to exercise or abstain from exercising any voting right of the shareholder, as set out in the

Companies Act , and none of such rights or powers are limited, restricted or varied by this Memorandum of Incorporation.
19.5. Every instrument of proxy shall be in such form as the directors may approve from time to time.
20.
SHAREHOLDERS RESOLUTIONS
20.1. An ordinary resolution will be approved if it is supported by more than 50% (fifty percent)
of the voting rights of shareholders exercised on the resolution, as provided for in section
65(7) of the Companies Act. Notwithstanding anything to the contrary contained in this
Memorandum of Incorporation, to the extent that the JSE Listings Requirements require a higher percentage in respect of any particular ordinary resolution, the Company shall not implement such ordinary resolution unless the Company has obtained the support of the applicable percentage prescribed in terms of the JSE Listings Requirements.
20.2. A special resolution will be approved if it is supported by the holders of at least 75%
(seventy five percent) of the voting rights exercised on the resolution, as provided for in section 65(9) of the Companies Act.
20.3. No matters, except those matters set out in section 65(11) of the Companies Act and any other matter required by the Companies Act, this Memorandum of Incorporation and the
JSE Listings Requirements required to be resolved by means of a special resolution, require a special resolution adopted at a shareholders meeting of the company or in terms of section 60 of the Companies Act if allowable by the JSE Listings Requirements.
20.4. In the event that any shareholder abstains from voting in respect of any resolution, such shareholder will, for the purposes of determining the number of votes exercised in respect of that resolution, be deemed not to have exercised a vote in respect thereof.
20.5. Anything done in pursuance of any ordinary resolution or special resolution shall be done in a manner provided and subject to any conditions imposed by the Companies Act and the JSE Listings Requirements, so far as these shall be applicable, and so far as the
Companies Act and the JSE Listings Requirements shall not be applicable, in accordance with the terms of the applicable resolution authorizing the same.
20.6. Unless otherwise agreed with the JSE, no resolution may be proposed to be considered by shareholders in terms of section 20(2) and (6) of the Companies Act, if such resolution would lead to the ratification of an act that is contrary to the JSE Listings Requirements.

21.
SHAREHOLDERS ACTING OTHER THAN AT A MEETING
21.1. In accordance with the provisions of section 60 of the Companies Act, but subject to clause 21.4, a resolution that could be voted on at a shareholders meeting (other than in respect of the election of directors) may instead be –
21.1.1. submitted by the board for consideration to the shareholders entitled to exercise the voting rights in relation to the resolution; and
21.1.2. voted on in writing by such shareholders within a period of 20 (twenty)
business days after the resolution was submitted to them.
21.2. A resolution contemplated in clause 21.1 –
21.2.1. will have been adopted if it is supported by persons entitled to exercise sufficient voting rights for it to have been adopted as an ordinary or special resolution, as the case may be, at a properly constituted shareholders meeting; and
21.2.2. if adopted, will have the same effect as if it had been approved by voting at a meeting.
21.3. Within 10 (ten) business days after adopting a resolution in accordance with the procedures provided in this clause 21, the company shall deliver a statement describing the results of the vote, consent process, or election to every shareholder who was entitled to vote on or consent to the resolution.
21.4. The provisions of this clause 21 shall not apply to any shareholder meetings that are called for in terms of the JSE Listings Requirements or the passing of any resolution in terms of clause 22.3 or to any annual general meeting of the company, which shareholder meetings shall be governed by the provisions of clause 16 and, to the extent applicable, the provisions of clause 17.
22.
COMPOSITION OF THE BOARD
22.1. It is the intention of the company to comply with corporate governance practices from time to time appropriate for JSE listed companies similarly placed to the company.
22.2. The board must comprise a minimum number of 4 (four) and a maximum number of 20
(twenty) directors and still satisfy any requirement in terms of the Companies Act, the JSE
Listings Requirements and the American legislation when appointing or nominating members of board committees.

22.3. Each director shall be appointed by election by way of an ordinary resolution of shareholders at a general or annual general meeting of the company (“elected director(s)”) and no appointment of a director in accordance with a resolution passed in terms of section 60 of the Companies Act shall be competent.
22.4. Every person holding office as a director, prescribed officer, company secretary or auditor of the company immediately before the effective date of the Companies Act will, as contemplated in item 7(1) of Schedule 5 to the Companies Act, continue to hold office until replaced or re-appointed in accordance with the provisions of clause 25.
22.5. In any election of directors –
22.5.1. the election is to be conducted as a series of votes, each of which is on the candidacy of a single individual to fill a single vacancy, with the series of votes continuing until all vacancies on the board have been filled; and
22.5.2. in each vote to fill a vacancy –
22.5.2.1. each vote entitled to be exercised may be exercised once; and
22.5.2.2. the vacancy is filled only if a majority of the votes exercised support the candidate.
22.6.
The company shall only have elected directors and there shall be no appointed or ex offıcio directors as contemplated in section 66(4) of the Companies Act.
22.7. Apart from satisfying the qualification and eligibility requirements set out in section 69 and section 66(7) of the Companies Act, a person need not satisfy any eligibility requirements or qualifications to become or remain a director or a prescribed officer of the company.
22.8. If the number of directors falls below the minimum number fixed in accordance with this
Memorandum of Incorporation, the remaining directors must as soon as possible and in any event not later than 3 (three) months from the date that the number falls below such minimum, fill the vacancy/ies in accordance with clause 28.1.1 or convene a general meeting for the purpose of filling the vacancies, and the failure by the company to have the minimum number of directors during the said 3 (three) month period does not limit or negate the authority of the board of directors or invalidate anything done by the board of directors while their number is below the minimum number fixed in accordance with this Memorandum of Incorporation.
22.9. The directors in office may act notwithstanding any vacancy in their body, but if after the expiry of the 3 (three) month period contemplated in clause 22.8, their number remains below the minimum number fixed in accordance with this Memorandum of Incorporation,

they may, for as long as their number is reduced below such minimum, act only for the purpose of filling vacancies in their body in terms of section 68(3) of the Companies Act or of summoning general meetings of the company, but not for any other purpose.
23.
EMPLOYMENT AND REMOVAL OF DIRECTORS
23.1. Subject to the provisions of the Companies Act, the company may by ordinary resolution remove any director before the expiration of his period of office and may by ordinary resolution elect another person in his stead. The person so elected shall hold office during such time only as the director in whose place he is elected would have held office.
23.2. A director may, before the expiration of his period of office, be removed from office by a resolution signed by a majority of the other directors.
23.3. A director may be employed in any other capacity in the company or as a director or employee of a subsidiary company or a company controlled by, or itself a major subsidiary of, the company and in that event, his/her appointment and remuneration in respect of such other office must be determined by a disinterested quorum of directors.
24.
DISQUALIFICATION OF DIRECTORS
Without derogating from the provisions of the Companies Act, a director shall cease to hold office as such –
24.1. if he becomes insolvent, or assigns his estate for the benefit of his creditors or suspends payment or files a Court application for his sequestration, or compromises with his creditors;
or
24.2. if his employment contract with the company is terminated; or
24.3. if he develops a mental disorder or disability; or
24.4. if he is absent from meetings of the directors for 6 (six) consecutive months without leave of the directors and is not represented at any meetings held during such 6 (six) consecutive months by an alternate director, and the directors resolve that the office be vacated, provided that the directors shall have power to grant any director leave of absence for any or an indefinite period; or
24.5. if he is removed under clause 23.1 or clause 23.2, or
24.6. if he is given notice, signed by shareholders holding in the aggregate more than 50% (fifty percent) of the total voting rights on a poll of all the members then entitled to vote on a poll at a general meeting, of the termination of his appointment; or

24.7. if he resigns his office by notice in writing to the company; or
24.8. if he shall pursuant to the provisions of the Companies Act, JSE Listings Requirements,
Securities Services Act or any other statute or regulation be disqualified or cease to hold office or be prohibited from acting as director.
25.
ROTATION OF DIRECTORS
25.1. At each annual general meeting referred to in clause 16.4, 1/3 (one third) of the non-
executive directors for the time being, or if their number is not 3 (three) or a multiple of 3
(three), the number nearest to one third, but not less than one third, shall retire from office.
25.2. The non-executive directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who were elected as directors on the same day, those to retire shall, unless they otherwise agree among themselves, be determined by lot.
25.3. A retiring non-executive director shall be eligible for re-election. No person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for election to the office of Director at any annual general meeting or general meeting. If at any annual general meeting, the place of any retiring director is not filled, he/she shall if willing to do so, continue in office until the dissolution of the annual general meeting in the next year, and so on from year to year until his/her place is filled, unless it shall be determined at such meeting not to fill such vacancy.
25.4. The company, at the annual general meeting at which a director retires in the above manner, or at any other general meeting, may fill the vacancy by electing a person thereto, provided that the company shall not be entitled to fill the vacancy by means of a resolution passed in accordance with clause 21.
25.5. The board shall, through its nomination committee if such committee has been constituted in terms of clause 33, provide the shareholders with a recommendation in the notice of the meeting at which the re-election of a retiring director is proposed, as to which retiring directors are eligible for re-election, taking into account that director's past performance and contribution.
25.6. Nothing in this Memorandum of Incorporation precludes or restricts any shareholder’s right of nominating any person for appointment as a director, provided the nomination resolution is received in time to be included in the notice of any annual general meeting or general meeting.

25.7. No director shall be appointed for life or for an indefinite period.
26.
ALTERNATE DIRECTORS
26.1. Each director shall have the power to appoint a person to act as alternate director in his place ("alternate director"), and at his discretion to remove such alternate director, and to appoint another in his stead, provided that the appointment of such alternate director shall be made in writing and approved by the directors; and on such appointment being made and approved, the alternate director shall in all respects be subject to the terms and conditions existing with reference to the other directors of the company. An alternate director shall be entitled to act at all meetings and in all proceedings in which, and on all occasions when, the director who appointed him shall not act himself.
26.2. An alternate director whilst acting in the place of the director who appointed him, shall exercise and discharge all the duties and functions of the director he represents. The appointment of an alternate director shall be cancelled and the alternate director shall cease to hold office whenever the director who appointed him shall cease to be a director or shall give notice in writing to the company secretary that the alternate director representing him shall have ceased to do so.
26.3. The appointment of an alternate director shall be cancelled and the alternate director shall cease to hold office on the happening of any event which, if he were a director, would cause him to cease to hold office in terms of this Memorandum of Incorporation and/or the
Companies Act.
26.4. In the event of the appointment of an alternate director being cancelled or upon such alternate director's resignation during the absence or inability to act of the director whom he represents, such vacancy shall be filled by a person appointed by the board.
27.
EXECUTIVE DIRECTORS
27.1. The directors may from time to time appoint a chief executive officer and other executive directors (with or without specific designation) of the company ("executive director"), whose conditions of employment shall be subject to the usual standard terms of employment for company employees which notice period shall not exceed 6 (six) months and whose appointment and remuneration may be determined from time to time by a quorum of disinterested directors.
27.2. Any director appointed in terms hereof shall not be subject to retirement by rotation and shall not be taken into account in determining the rotation of retirement of directors, however he shall be subject to the same provisions as to removal as the other directors. If he ceases to hold office as a director, his appointment to such position shall ipso facto terminate without prejudice to any claims for damages which may accrue to him as a result of such termination.
27.3. A director appointed in terms of the provisions of this clause 27 to the office of executive director of the company, or to any other executive office in the company, may not be paid any fees or remuneration in addition to his remuneration in terms of his contract of employment and company remuneration policy.
28.
POWERS OF THE DIRECTORS
28.1. The board has the power to –
28.1.1. fill any vacancy on the board on a temporary basis, as contemplated in the
Companies Act, provided that such appointment must be confirmed by the shareholders, in accordance with clause 22.3, at the next annual general meeting of the company, as required in terms of section 70(3)(b)(i) of the
Companies Act; and
28.1.2. exercise all of the powers and perform any of the functions of the company, as stated in the Companies Act.
28.2. The management of the business and the control of the company shall be vested in the directors who may exercise all such powers as may be exercised by the company and are not hereby or by the Companies Act expressly directed or required to be exercised by the company in general meeting, but subject, nevertheless, to the provisions of this
Memorandum of Incorporation and to any resolution not inconsistent with this
Memorandum of Incorporation passed at any general meeting of the members in accordance therewith, provided that no resolution passed by the company in general meeting shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed.
28.3. The directors may at any time and from time to time by power of attorney appoint any person or persons to be the attorney or attorneys and agent(s) of the company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors in terms of this Memorandum of
Incorporation) and for such period and subject to such conditions as the directors may from time to time think fit. Any such appointment may, if the directors think fit, be made in favour of any company, the shareholders, directors, nominees or managers of any company or firm, or otherwise in favour of any fluctuating body of persons, whether nominated directly or indirectly by the directors. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorneys and agents as the directors think fit. Any such attorneys or agents as aforesaid may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.
28.4. Save as otherwise expressly provided herein, all cheques, promissory notes, bills of exchange and other negotiable or transferable instruments, and all documents to be executed by the company, shall be signed, drawn, accepted, endorsed or executed, as the case may be, in such manner as the directors shall from time to time determine.
28.5. A director may be appointed to hold any other office or place of profit under the company
(except that of auditor) or any subsidiary of the company in conjunction with the office of director, for such period and on such terms as to remuneration and otherwise as a disinterested quorum of the directors may determine. Any remuneration so paid may be in addition to the remuneration payable in terms of clause 30.1.
28.6. A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested as shareholder or otherwise, provided that the appointment and remuneration in respect of such other office must be determined by a disinterested quorum of directors.
Each director, prescribed officer and member of any committee of the board (whether or not such latter persons are also members of the board) shall, subject to the exemptions contained and qualifications contained in the Companies Act, comply with all of the provisions of section 75 of the Companies Act in the event that they (or any person who is a related person to them) have personal financial interest in any matter to be considered by the board.
28.7. All acts performed by the directors or by a committee of directors or by any person acting as a director or a member of a committee shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting as aforesaid, or that any of them were disqualified from or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.
28.8. Save where the directors have obtained the prior approval of the JSE to so propose such a resolution, the proposal of any resolution to shareholders to permit or ratify an act of the directors that is inconsistent with any limitation or restriction imposed by this
Memorandum of Incorporation (including any ratification contemplated in sections 20(2)
and section 20(6) of the Companies Act), or the authority of the directors to perform such an act on behalf of the company, is prohibited.

29.
MEETINGS OF DIRECTORS
29.1. Save as may be provided otherwise herein, the directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, provided that there shall be at least 4 (four) board meetings per annum. A director may at any time require the company secretary to convene a meeting of the directors. Notice of a meeting shall be given to a director at the business address of the director as nominated by the director. The directors may determine what period of notice shall be given of meetings of directors and may determine the medium of giving such notice which may include telephone, telegram, telefax or any other form of electronic communication. Notice shall also be given to all duly appointed alternate directors.
29.2. The directors shall elect an independent non-executive director to be the chairman of their meetings and may determine a period for which he is to hold office, which period shall, however, not exceed 1 (one) year, but if no such chairman is elected or if at any meeting the chairman is not present at the time appointed for holding the meeting, the directors shall choose 1 (one) of their number to be chairman of such meeting. The chairman shall be eligible for re-election. The directors shall be entitled to appoint a non-executive chairman who is not independent on a temporary basis for a period not exceeding 9 (nine) months to fill an unplanned vacancy in the position if they are unable on short notice to identity a suitable non-executive person to fill such vacancy.
29.3. In addition to the provisions of section 73(1) of the Companies Act, any director shall at any time be entitled to call a meeting of the directors.
29.4. The board has the power to –
29.4.1. consider any matter and/or adopt any resolution other than at a meeting contemplated in section 74 of the Companies Act and, accordingly, any decision that could be voted on at a meeting of the board may instead be adopted by the written resolution of a majority of the directors, given in person or by electronic communication, provided that each director has received notice of the matter to be decided and at least two non-executive directors must vote in favour of such written resolution. A resolution adopted in the manner contemplated in this clause 29.4.1 shall be of the same effect as if it had been approved by voting a meeting of directors. Any such resolution may consist of several documents and shall be deemed to have been passed on the date of the last director who signed it unless expressly provided otherwise in that resolution.
29.4.2. conduct a meeting entirely by electronic communication, or to provide for participation in a meeting by electronic communication, as set out in section

73(3) of the Companies Act, provided that, as required by such section, the electronic communication facility employed ordinarily enables all persons participating in the meeting to communicate concurrently with each other without an intermediary and to participate reasonably effectively in the meeting;
29.4.3. determine the manner and form of providing notice of its meetings contemplated in section 73(4) of the Companies Act, provided that–
29.4.3.1. the notice period for the convening of any meeting of the board will be at least 7 (seven) days unless the decision of the directors is required on an urgent basis which justifies a shorter period of notice, in which event the meeting may be called on shorter notice.
The decision of the chairman of the board, or failing the chairman for any reason, the decision of any (two) directors as to whether a matter should be decided on an urgent basis, and the period of notice to be given, shall be final and binding on the directors;
29.4.3.2. an agenda of the matters to be discussed at the meeting shall be given to each director, together with the notice referred to in clause 29.4.3.1; and
29.4.4. proceed with a meeting despite a failure or defect in giving notice of the meeting, as provided in section 73(5) of the Companies Act, and the powers of the board in respect of the above matters are not limited or restricted by this
Memorandum of Incorporation.
29.5. The quorum requirement for a directors meeting (including an adjourned meeting) to begin, the voting rights at such a meeting, and the requirements listed below for approval of a resolution at such a meeting are extracted from section 73(5) of the Companies Act, except clauses 29.5.1.1 and 29.5.5:
29.5.1. if all of the directors of the company –
29.5.1.1. received the notice convening a meeting; or
29.5.1.2. are present at a meeting; or
29.5.1.3. waive notice of a meeting,
the meeting may proceed even if the company failed to give the required notice of that meeting or there was a defect in the giving of the notice;
29.5.2. a majority of the directors must be present at a meeting before a vote may be called at any meeting of directors;

29.5.3. each director has 1 (one) vote on a matter before the board;
29.5.4. a majority of the votes cast in favour of a resolution is sufficient to approve that resolution; and
29.5.5. in the case of a tied vote the chairman shall not have a deciding vote in addition to any deliberative vote.
29.6. If, after 30 (thirty) minutes from the time appointed for a meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or if that day is a public holiday in the Republic, to the next succeeding business day. If present within 30 (thirty) minutes from the time appointed for the meeting, the directors at that meeting shall constitute a quorum.
29.7. Written resolutions adopted by the board –
29.7.1. must be dated and sequentially numbered; and
29.7.2. are effective as of the date of the resolution, unless any resolution states otherwise.
29.8. The company shall keep minutes of the meetings of the board, and of any of its committees, and include in the minutes –
29.8.1. any disclosure made by notice or made by a director as required by section 75 of the Companies Act, as contemplated in clause 28.6; and
29.8.2. every resolution adopted by the board.
29.9. Any minutes of any meetings of the directors or of the company, if purporting to be signed by the Chairman of such meeting, or by some person present thereat and appointed by the directors to sign the same in his place, or by the Chairman of the next succeeding meeting of the directors, or by any 2 (two) directors, shall be accepted as prima facie evidence of the matters stated in such minutes.
29.10. Any extract from such minutes or extract from any resolution in writing passed in terms of clause 29.4.1 if signed by any director or by the company secretary or by any duly authorized person acting in the place of the company secretary, shall be accepted as prima facie evidence of the matters stated in such minutes or extracts.
30.
NON-EXECUTIVE DIRECTORS' COMPENSATION
30.1. The company may pay remuneration to the non-executive directors for their services as directors in accordance with a special resolution approved by the shareholders within the previous 2 (two) years, as set out in the Companies Act, and the power of the company in this regard is not limited or restricted by this Memorandum of Incorporation. The remuneration for the executive directors shall be determined in accordance with the provisions of clause 27
30.2. Directors and alternate directors shall be paid all their travelling and other expenses properly and necessarily incurred by them in and about the business of the company, and in attending meetings of the directors or of committees thereof from any place in the
Republic or outside the Republic. If any director shall be required to perform extra service or to go or to reside abroad, or if any director shall be specially occupied about the company's business or perform services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, he may receive such extra remuneration as determined by a disinterested quorum of the directors and such extra remuneration may be either in addition to or in substitution for the remuneration provided for in clause 30.1.
31.
INDEMNIFICATION OF DIRECTORS
31.1. The company may –
31.1.1. advance expenses to directors and prescribed officers or directly or indirectly indemnify directors and prescribed officers in respect of the defence of legal proceedings;
31.1.2. indemnify directors and prescribed officers in respect of liability as set out in the Companies Act; and/or
31.1.3. purchase insurance to protect the company or directors and prescribed officers as set out in the Companies Act,
and the power of the company in this regard is not limited, restricted or extended by this
Memorandum of Incorporation.
31.2.
The provisions of clause 31.1 shall apply mutatis mutandis in respect of any former director, prescribed officer or member of any committee of the board, including the audit committee.
32.
BORROWING POWERS
32.1. Subject to the provisions of this Memorandum of Incorporation, the directors may from time to time –
32.1.1. borrow for the purposes of the company such sums as they think fit; and

32.1.2. secure the payment or repayment of any such sums, or any other sum, as they think fit, whether by the creation and issue of securities, mortgage or charge upon all or any of the property or assets of the company.
32.2. The directors shall procure (but as regards subsidiaries of the company only insofar as by the exercise of voting and other rights or powers of control exercisable by the company they can so procure) that the aggregate principal amount at any one time outstanding in respect of monies so borrowed or raised by –
32.2.1. the company; and
32.2.2. all the subsidiaries for the time being of the company (excluding monies borrowed or raised by any of such companies from any other of such companies but including the principal amount secured by any outstanding guarantees or suretyships given by the company or any of its subsidiaries for the time being for the indebtedness of any other company or companies whatsoever and not already included in the aggregate amount of the monies so borrowed or raised),
shall not exceed the aggregate amount at that time authorized to be borrowed or secured by the company or the subsidiaries for the time being of the company (as the case may be).
33.
COMMITTEES OF THE BOARD
33.1. The board may –
33.1.1. appoint committees of directors and delegate to any such committee any of the authority of the board as contemplated in the Companies Act and the JSE
Listings Requirements; and/or
33.1.2. include in any such committee persons who are not directors, as allowable by and contemplated in the Companies Act and the JSE Listings Requirements,
and the power of the board in this regard is not limited or restricted by this
Memorandum of Incorporation. No person shall be appointed as a member of a
Board committee, if he/she is ineligible or disqualified in terms of the
Companies Act, JSE Listings Requirements, Securities Services Act or other statute or regulation; and any such appointment shall be a nullity. A person who is ineligible or disqualified must not consent to be appointed as a member of a Board committee, nor act as such a member. A Person placed under probation by a court must not serve as a member of a Board committee unless the order of court so permits.

33.2. The authority of a committee appointed by the board as contemplated in the
Companies Act is not limited or restricted by this Memorandum of Incorporation.
33.3. If and for as long as it is required to do so in terms of the Companies Act, unless the company is exempted from doing so by the Tribunal, the JSE Listings Requirements or any other applicable law, the board must appoint any and all such committees constituted in accordance with and having the powers and functions prescribed in terms of the
Companies Act and JSE Listings Requirements, including without limitation the following committees –
33.3.1. an audit committee, in compliance with the Companies Act and in terms of the
JSE Listings Requirements, in compliance with King III ; and
33.3.2. a social and ethics committee, in compliance with the Companies Act; and
33.3.3. a remuneration committee, which is in terms of the JSE Listings Requirements, in compliance with King III
33.4. The meetings and proceedings of any such committee, consisting of 2 (two) or more directors, shall be governed by the provisions herein contained for regulating the meetings and proceedings of the directors so far as the same are applicable thereto.
33.5. All acts done at any meeting of the directors or of any executive or other committee of the directors, or by any person acting as a director shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not qualified to vote be as valid as if every such person had been duly appointed and was qualified to be and to act and vote as a director.
33.6. The composition of such committees, a brief description of their mandates, the number of meetings held and other relevant information must be disclosed in the annual report of the
Company.
34.
FOREIGN COMMITTEES
34.1. Without prejudice to the general powers conferred by this Memorandum of Incorporation, it is hereby expressly declared that the directors shall be entrusted with the power to appoint persons resident in a country other than the Republic to be a foreign committee in that country, and at their discretion to remove or suspend such foreign committee or any member thereof, to fix and vary their remuneration, and also to open branch securities registers in foreign countries and transfer offices of the company where necessary and to close the same at their discretion, and to appoint and remove agents to represent the company for the issue, subdivision and transmission of shares, and for such other purposes as the directors, subject to the provisions of this Memorandum of Incorporation, may determine. The directors may also give the members of such foreign committee, or any such agents, the power to appoint alternate committeemen or substituted agents and to remove such alternates and substitutes, to appoint others or to act again themselves, and also to grant to such committeemen or agents power to appoint other persons as co-committeemen or joint agents. Any director who is in the country for which the foreign committee is appointed to act may take part in the proceedings of such committee and shall have the same rights and privileges as any member of the committee.
34.2. All appointments of alternate committeemen or substituted agents by members of any foreign committee made in accordance with the provisions of the preceding clause shall be subject to the approval of the remaining members of the foreign committee and shall be reported forthwith to the directors. No member of the foreign committee or his alternate shall be obliged to be a shareholder.
34.3. The directors may at any time by power of attorney appoint any person or persons to be the attorney or attorneys of the company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under this
Memorandum of Incorporation) including the right of sub-delegation, and for such period and subject to such conditions as the directors may from time to time think fit. Any such appointment may, if the directors think fit, be made in favour of any or all of the members of any foreign committee, or in favour of any company, or the shareholders, directors, nominees or managers of any company or firm, or otherwise in favour of any fluctuating body of persons, whether nominated directly or indirectly by the directors. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorneys as the directors may think fit.
35.
ANNUAL FINANCIAL STATEMENTS
35.1. The company shall keep all such accurate and complete accounting records, in English, as are necessary to enable the company to satisfy its obligations in terms of –
35.1.1. the Companies Act and any other law to which the company may be subject;
35.1.2. any other law with respect to the preparation of financial statements to which the company may be subject; and
35.1.3. this Memorandum of Incorporation.
35.2. The company shall each year prepare annual financial statements in accordance with clause 35.6 within 6 (six) months after the end of its financial year, or such shorter period as may be appropriate to provide the required notice of an annual general meeting in terms of the Companies Act.
35.3. An independent audit firm and designated audit partner of that firm shall be nominated by the audit committee and appointed by shareholders each year at its annual general meeting.
35.4. The annual financial statements of the company must be prepared and audited in accordance with the provisions of the Companies Act and the JSE Listings Requirements.
35.5. Subject to the applicable provisions of clause 16, a summary of the annual financial statements, compliant with the provisions of section 29(3) of the Companies Act, and noting inter alia directions where and how a full set of the annual financial statements may be obtained, must be delivered to shareholders at least 15 (fifteen) business days before the date of the annual general meeting of the company at which such annual financial statements will be considered.
35.6. The annual financial statements shall be prepared on a basis that is not inconsistent with any unalterable provision of the Companies Act and shall–
35.6.1. satisfy, as to form and content, the financial reporting standards of IFRS; and
35.6.2. subject to and in accordance with IFRS –
35.6.2.1. present fairly the state of affairs and business of the company and explain the transactions and financial position of the business of the company;
35.6.2.2. show the company's assets, liabilities and equity, as well as its income and expenses;
35.6.2.3. set out the date on which the statements were produced and the accounting period to which they apply; and
35.6.2.4. bear on the first page thereof a prominent notice indicating that the annual financial statements have been audited and the name and professional designation of the person who prepared them.
35.7. Any annual financial statements that have been audited and laid before an annual general meeting shall be deemed conclusively correct, and shall not be re-opened unless it is determined that a prior period error existed at the date of such approval or if the annual financial statements were subsequently withdrawn and reissued or if required in terms of the
JSE Listings Requirements.

35.8. Subject to any applicable requirements contained in the JSE Listings Requirements from time to time, nothing contained in this clause 35 or any other provision of this
Memorandum of Incorporation shall be construed as restricting the company's ability to issue summarised annual financial statements as contemplated in the Companies Act.
36.
INDEPENDENT AUDITOR
36.1. The company shall appoint an independent JSE accredited and IRBA registered audit firm and JSE accredited designated and IRBA registered audit partner of such firm (“auditors”)
each year at its annual general meeting.
36.2. Auditors shall be appointed and replaced, and their rights and duties regulated, in compliance with the JSE Listings Requirements, the Companies Act and any other applicable law.
36.3. All acts done by an auditor, shall, as regards all persons dealing in good faith with the company, be valid notwithstanding that there was some defect in appointment.
37.
COMPANY SECRETARY
37.1. The company must, as required by the Companies Act and the JSE Listings
Requirements, appoint a company secretary and such company secretary may be a juristic person or partnership.
37.2. The company secretary must, as required by the Companies Act and the JSE Listings
Requirements, have the requisite knowledge of, or experience with, relevant laws and be a permanent resident of the Republic.
37.3. The board must fill any vacancy in the office of company secretary within 60 (sixty)
business days after such vacancy arises by a person whom the directors consider to have the requisite knowledge and experience as contemplated in the Companies Act and JSE
Listings Requirements.
37.4. The company secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit and any company secretary so appointed may be removed by the directors.
37.5. If the company secretary is removed from office by the board, the company secretary may, subject to section to the provisions of 89(2) of the Companies Act, by giving written notice to that effect to the company by not later than the end of the financial year in which the removal took place, require the company to include a statement in its annual financial statements relating to that financial year, not exceeding a reasonable length, setting out the company secretary’s contention as to the circumstances that resulted in the removal. The company must include this statement in the directors’ report in its annual financial statements.
38.
DISTRIBUTIONS
38.1. The company:-
38.1.1. may make Distributions from time to time, provided that:-
38.1.1.1. any such Distribution:-
38.1.1.1.1. is pursuant to an existing legal obligation of the company, or a court order; or
38.1.1.1.2. has been authorised by the Board in compliance
with the Companies Act and the JSE Listings
Requirements, by resolution, and, save in the case
of:- [10.17(a)]
38.1.1.1.2.1.
a pro rata cash payment (being
either a dividend or capital
payment) or payment comprising
listed securities to all shareholders;
or
38.1.1.1.2.2. capitalisation issues; or
38.1.1.1.2.3. scrip dividends incorporating an
election to receive either
capitalisation issues or cash,
it has been sanctioned by Ordinary Resolution in
compliance with the JSE Listings Requirements;
38.1.1.2. it reasonably appears that the company will satisfy the Solvency and Liquidity Test immediately after completing the proposed
Distribution, excluding capitalisation issues contemplated in
39.1.1.1.2.2 and 39.1.1.1.2.3 (“Companies Act Distribution”);
38.1.1.3. the Board, by resolution, has acknowledged that it has applied the
Solvency and Liquidity Test and reasonably concluded that the company will satisfy the Solvency and Liquidity Test immediately after completing the proposed Companies Act Distribution; and

38.1.1.4. no obligation is imposed, if it is a distribution of capital, that the company is entitled to require it to be subscribed again;
38.1.2. must before incurring any debt or other obligation for the benefit of any group shareholders, comply with the requirements in clause 38.1.1.2 and 39.1.1.3, and must complete any such Distribution fully within 120 (one hundred and twenty) Business
Days after the acknowledgement referred to in clause 38.1.1.3, failing which it must again comply with the aforegoing.
38.2. No distribution shall bear interest against the company, except as otherwise provided under the conditions of issue of the shares in respect of which such distribution is payable
38.3. Distributions may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the company may be chargeable.
38.4.
All unclaimed monies that are due to any shareholder/s shall be held by the company in trust for an indefinite period until lawfully claimed by such shareholder/s, subject to the Prescription Act, 1968 as amended or any other law which governs the law of prescription. .
38.5. Any distribution, interest or other sum payable in cash to a shareholder may be paid by electronic transfer for credit to an account nominated in writing by the shareholder.
38.6. The making of such electronic transfer, to whomsoever effected, shall be a good discharge to the company.
38.7. A shareholder or any one of two or more joint shareholders, or his or their agent duly appointed in writing, may give valid receipts for any distributions or other monies paid in respect of a share held by such holder or joint holders.
38.8. Subject to clause 38.1, a distribution may also be paid in any other way determined by the directors, and if the directives of the directors in that regard are complied with, the company shall not be liable for any loss or damage which a shareholder may suffer as a result thereof.
38.8.1. Where any difficulty arises in regard to such distribution, the directors may settle that difficulty as they think expedient, and in particular may fix the value which shall be placed on such specific assets on distribution.
38.9. The directors may, subject to JSE approval, –
38.9.1.
determine that cash payments shall be made to any shareholder on the basis of the value so fixed in order to secure equality of distribution; and

38.9.2. vest any such assets in trustees upon such trusts for the benefit of the persons entitled to the distribution as the directors deem expedient.
38.10. Any distribution must be made payable to shareholders registered as at a date subsequent to the date of declaration thereof or the date of confirmation thereof, whichever is the later date, and in compliance with the JSE timetables contained in the JSE Listings
Requirements.
38.11. The company shall be entitled at any time to delegate its obligations to any shareholder in respect of unclaimed dividends or other unclaimed payments to any one of the
'company's bankers from time to time or to any trust or other entity created by the directors for this purpose.
38.12. The directors may resolve that any distribution made to shareholders whose registered addresses are outside the Republic or who have given written instructions requesting payment at addresses outside the Republic shall be paid in such other currency or currencies as may be stipulated by the directors. The directors may also stipulate the date
("currency conversion date") upon which, and a provisional rate of exchange at which, the currency of the Republic shall be converted into such other currency or currencies, provided that such currency conversion date shall be within a period of 30 (thirty) days prior to the date of payment. If, in the opinion of the directors, there is no material difference between the rate/s of exchange ruling on the currency conversion date and the provisional rate/s of exchange stipulated by the directors, then the currency of the Republic shall be converted at the latter rate/s, but if in the opinion of the directors there is a material difference then the currency of the Republic shall be converted into such other currency or currencies at the rate/s of exchange ruling on the currency conversion date, or at a rate or rates of exchange which, in the opinion of the directors, is/are not materially different. Any subsequent rise or fall of rate/s of exchange determined as above shall be disregarded.
38.13. Without derogating from the aforegoing, it is recorded that it is the intention of the company to maintain a dividend policy from time to time appropriate for JSE listed companies similarly placed to the company. The directors, however, acting in accordance with their fiduciary duties will, to the extent possible declare and procure that the company pays on an annual basis, so much of the company's consolidated attributable after tax profits as shall be available after retaining such sums and repaying such debts owing to third parties as shall be necessary to meet the requirements reflected in the budget and business plan of the company, taking into account monies required for capital expenditure, working capital requirements, expansion and other growth opportunities.

39.
AUTHENTICATION OF DOCUMENTS
39.1. Any director or the company secretary or any person appointed by the directors for the purpose shall have power to authenticate –
39.1.1. this Memorandum of Incorporation;
39.1.2. any resolution passed by the company or the directors;
39.1.3. any books, records, documents and accounts relating to the business of the company, and to certify copies thereof or extracts there from as true copies or extracts.
39.2. Where any books, records, documents or accounts are elsewhere than at the office, the local manager or other officer of the company or other person having the custody thereof shall be deemed to be a person duly appointed by the directors for the abovementioned purpose.
40.
ACCESS TO COMPANY RECORDS
40.1. Each person who holds or has a beneficial interest in any securities issued by the company is entitled to inspect and copy, without any charge for any inspection of any company documents/records however the prescribed maximum charge for copies is payable. The information contained in the records of the company , being –
40.1.1. this Memorandum of Incorporation, and any amendments or alterations thereof;
40.1.2. a record of the directors, including the details of any person who has served as a director, for a period of 7 (seven) years after that person has ceased to serve as a director, and any information relating to such persons referred to in section 24(5) of the Companies Act;
40.1.3. all –
40.1.3.1. reports presented at an annual general meeting of the company for a period of 7 (seven) years after the date of any such meeting; and
40.1.3.2. annual financial statements required by the Companies Act for a period of 7 (seven) years after the date on which each such particular statements were issued;
40.1.4. notice and minutes of all shareholders meetings, including –

40.1.4.1. all resolutions adopted by them, for 7 (seven) years after the date each such resolution was adopted; and
40.1.4.2. any document that was made available by the company to the holders of securities in relation to each such resolution;
40.1.5. any written communications sent generally by the company to all holders of any class of the company's securities, for a period of 7 (seven) years after the date on which each of such communications was issued; and
40.1.6. the securities register.
40.2. Apart from the Holders and holders of beneficial interests, no other person shall be entitled to inspect any of the documents of the Company (other than the Securities Register) unless expressly authorised by the Directors or in accordance with the Promotion of Access to
Information Act, No 2 of 2000, as amended.
40.3. A person contemplated in clause 40.1 who wishes to inspect the uncertificated securities register may do so only through the company in terms of section 26 of the Companies Act, and in accordance with the rules of the Central Securities Depository. Within 5 (five)
business days after the date of a request for inspection, the company must produce a record of the uncertificated securities register, which record must reflect at least the details referred to in section 50(3)(b) of the Companies Act at the close of business on the day on which the request for inspection was made.
40.4. The Directors shall from time to time determine at what times and places (save in the case of Accounting Records which shall be accessible from the Registered Office) and under what conditions, subject to the requirements of the Regulations, the documents which the
Holders and holders of Beneficial Interests are entitled to inspect and take copies of (being the documents contemplated in clause 40.1), shall be open to inspection by Holders and holders of Beneficial Interests, not being Directors.
41.
PAYMENT OF COMMISSION
The company may pay a commission not exceeding 10% (ten percent) of the subscription price at which securities of the company are issued to any person, in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares of the company or for procuring or agreeing to procure, whether absolutely or conditionally, subscriptions for any shares of the company.

42.
NOTICES
42.1. To the extent necessary notices shall be delivered by the company to each shareholder of the company and simultaneously to the Issuer Regulation Division of the JSE in
compliance with the delivery mechanisms contained in the Companies Act, including section 6(9)(b) of the Companies Act.. Required JSE announcements shall be made in compliance with the JSE Listings Requirements on SENS only or on SENS and in the South
African press, provided that, in the event that the shares or other securities of the company are not listed on the JSE, all the provisions of this Memorandum of
Incorporation relating to announcememnts in compliance with the JSE Listings
Requirments shall no longer apply and any notices and/or announcements shall thereafter only be published in accordance with the provisions of the Companies Act.
42.2. Each shareholder of the company –
shall notify the company of an address or addresses, which address or addresses shall be used for the purposes of receiving delivery of written notices from the company by post, email and/or facsimile number; and .
42.3. Any shareholder whose address in the securities register is an address not within the
Republic, shall be entitled to have notices served upon him at such address.
42.4. In the case of joint holders of a share, all notices shall, unless such holders otherwise in writing request and the directors agree, be given to that shareholder whose name appears first in the securities register and a notice so given shall be deemed sufficient notice to all the joint holders.
42.5.   Every person who by operation of law, transfer or by other means whatsoever becomes entitled to any share, shall be bound by every notice in respect of that share which, previously to his name and address being entered in the securities register, was given to the person from whom he derives his title to such share.
42.6.   Any notice or document delivered to any shareholder in pursuance of this
Memorandum of Incorporation shall, notwithstanding that such shareholder was then deceased, and whether or not the company has notice of his death, be deemed to have been duly served in respect of any shares, whether held solely or jointly with other persons by such shareholder, until some other person be registered in his stead as the sole or joint holder thereof, and such service shall for all purposes of this
Memorandum of Incorporation be deemed a sufficient service of such notice or document on his heirs, executors or administrators, and all persons (if any) jointly interested with him in any such shares.

42.7. As required in terms of section 93(1)(c)(ii) of the Companies Act, the company shall provide the independent auditors of the company with all notices of and other communications relating to any annual general meeting or general meeting of shareholders.
43.
LISTING ON SECURITIES EXCHANGES
43.1. The company may seek listings on such securities exchanges as the directors may consider appropriate from time to time.
43.2. For so long as the shares are listed on any securities exchange in addition to the JSE, if the listing on the JSE is the primary listing and if the company is obliged to obtain the approval of the JSE in regard to any matter, it shall be obliged also to obtain the consent at the same time of any other securities exchanges on which it is listed.
43.3.
Securities in each class for which listing is applied shall rank pari passu in respect of all the rights.
44.
WINDING UP
44.1. If the company shall be wound up, whether voluntarily or otherwise, the liquidator may with the sanction of a special resolution divide among the shareholders in specie any part of the assets of the company.
44.2. The liquidator may (with the like sanction) vest any part of the assets of the company in trust for the benefit of the shareholders as he shall think fit, and if thought expedient any such division so sanctioned may be otherwise than in accordance with the legal rights of the shareholders of the company, and in particular any class may be given preferential or special rights or may be excluded altogether or in part.
45.
ODD-LOT OFFER
45.1.   If, upon the implementation of any odd-lot offer made by the company, or pursuant to or following any odd-lot offer made by the company which is unconditional, in accordance with the JSE Listings Requirements, there are shareholders holding less than 100 (one hundred) ordinary shares or such greater number as agreed to by the
JSE (“odd lot holdings”) or shareholders holding an odd lot holding on behalf of a person who owns the beneficial interest in such shares , then, unless such shareholders have elected to –
45.1.1. retain their odd-lot holdings; or
45.1.2. sell their odd-lot holdings

or more, the directors shall, with the approval of an ordinary resolution passed at a general meeting, be entitled to cause the odd-lot holdings to be sold on such basis as the directors may determine, including a buyback by the company or any subsidiary company, and the company shall account to such shareholders for the proceeds attributable to them pursuant to the sale of such odd-lot holdings.
46.
AMENDMENT OF MEMORANDUM OF INCORPORATION
46.1. This Memorandum of Incorporation may only be altered or amended by way of a special resolution of shareholders in accordance with the Companies Act, except if such amendment is in compliance with a Court order.
46.2. An amendment of this Memorandum of Incorporation will take effect from the later of –
46.2.1. the date on, and time at, which the Commission accepts the filing of the notice of amendment contemplated in section 16(7) of the Companies Act; and
46.2.2. the date, if any, set out in the said notice of amendment, save in the case of an amendment that changes the name of the company, which will take effect from the date set out in the amended registration certificate issued by the
Commission.
47.
COMPANY RULES
The board is prohibited from making, amending or repealing any rules as contemplated in section
15(3) of the Companies Act and the board’s capacity to make such rules is hereby excluded.
48.
ADOPTION
This Memorandum of Incorporation was adopted by special resolution of the shareholders on 30
November 2012.
49.
CUMULATIVE PREFERENCE SHARES
49.1.
Each cumulative preference share of 10 cents each (“a cumulative preference share”)
carries the following special rights and is subject to the following special conditions:-
49.1.1. For the purposes of this clause:-
49.1.1.1.
“the mineral rights” means the following mineral rights held at
28 July 1997 by Randgold & Exploration Company Limited
(Registration No. 1992/005642/06) under:-

49.1.1.1.1. Notarial Deed of Cession of Mineral Rights
No. K868/93RM other than the mineral rights
described in paragraphs 13 to 24 thereof;
49.1.1.1.2. Paragraphs A1 to 22, 37 to 39, 57 to 66, 77 to 80, B
and C of Notarial Deed of Cession of Mineral Rights
No. K6958/93 RM;
49.1.1.1.3. Notarial Deed of Cession of Mineral Rights
No. K6673/93 RM;
49.1.1.1.4. Paragraph 71 of Notarial Deed of Cession of
Mineral Rights No. K60668/93 RM;
49.1.1.1.5. Paragraphs A1 to 6 of Notarial Deed of Cession of
Mineral Rights No. K5619/94 RM;
49.1.1.1.6. Notarial Deed of Cession of Mineral Rights
No. K3457/95 RM;
49.1.1.1.7. Deed of Transfer No. 89/96;
49.1.1.2.
“a prescribed period” means, in the case of the first prescribed period, the period from the date on which the Company acquires the mineral rights to 31 December 1997 and, in respect of each
subsequent prescribed period, the period from the first day after the expiry of the immediately preceding prescribed period to the next following 30 June or 31 December, as the case may be;
49.1.1.3.
“the prescribed portion” means, in relation to each preference dividend referred to in clause 49.1.2, one divided by the number of cumulative preference shares in issue at the date in which holders of the cumulative preference shares must be registered as such in order to receive the preference dividend in question.
49.1.2. Each cumulative preference share carries the right to receive out of the profits of the Company which it or its directors determine to distribute from time to time, in priority to any other shares for the time being issued by the Company, a cumulative preferential dividend (“the preference dividend”) equal to the prescribed portion of 3% of:-
49.1.2.1. the gross income derived by the Company during the prescribed period in question arising from its ownership of the mineral rights or the use, exploitation or other application of the mineral rights or arising in any other way from the mineral rights; and
49.1.2.2. any consideration received by the Company in respect of the disposal of all or part of the mineral rights. If any consideration received by the Company in regard to the disposal of all or part of the mineral rights is not expressed in cash in the currency of the
Republic or if the consideration in respect of the mineral rights is not separately stated, such consideration or the mineral rights, as the case may be, shall be valued by an appropriately qualified
independent person appointed by the directors of the Company as a cash amount in the currency of the Republic and such cash amount shall be regarded as being income derived by the Company.
49.1.3. Each preference dividend shall be calculated in respect of each prescribed period and shall be payable within three months after the expiry of the prescribed period to which it relates.
49.1.4. On a winding-up of the Company or on any repayment of its capital, the cumulative preferences shares shall rank, in regard to all arrears of preference dividends (whether declared or not) calculated to the date of the distribution or repayment, prior to any other shares for the time being issued by the company.
49.1.5. Except as set out in clauses 49.1.2 to 49.1.4, the cumulative preference shares shall not be entitled to any further participation in the profits or assets of the
Company, or, on its winding-up, in the distribution of its surplus assets.
49.1.6. The holder of a cumulative preference share shall be entitled to receive notice of and be entitled to attend but not to vote at any general meeting or annual general meeting of the Company in respect of the cumulative preference share unless –
49.1.6.1. the preference dividend in respect of any prescribed period is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the Company's
members, in which event the holder of the cumulative preference share shall be entitled to vote on all the resolutions which are to be proposed at that general meeting or annual general meeting; or
49.1.6.2. a resolution is to be proposed at the general meeting or annual general meeting–

49.1.6.2.1. to wind-up the Company or to place it under judicial management or to convert any of its shares which
at the date of the allotment of the cumulative
preference shares is not a redeemable share into a
redeemable share or to reduce its issued share
capital, share premium, capital redemption reserve
fund or stated capital but does not include the
creation or allotment or any other shares of any
other class unless those other shares will rank, as
regards participation in the profits or assets of the
Company, in some or all respect in priority to or pari
passu with the cumulative preference shares); or
49.1.6.2.2. for the disposal of the whole or substantially the whole of the undertaking of the Company or the
whole or the greater part of the assets of the
Company; or
49.1.6.2.3. for the disposal of the whole of the greater part of the mineral rights,
in which event the holder of the cumulative preference share shall be entitled to vote on any such resolution, subject however to the provisions of clause 49.1.7.
49.1.7. The holder of a cumulative preference share who is entitled to vote at a general meeting or annual general meeting in terms of clause 49.1.6 –
49.1.7.1. who is present in person at the general meeting shall have one vote on a show of hands on each resolution on which the holder of the cumulative preference share is so entitled to vote, provided that the voting rights of the holder of the cumulative preference shares may never be more than 24.99% (twenty five per cent) of the total voting rights of all persons entitled to vote at such a meeting;
49.1.7.2. who is present in person or is represented by a representative or by a proxy at the general meeting shall, on a poll on each resolution on which the holder of the cumulative preference share is entitled to vote, be entitled to the number of votes determined in accordance with Section 63 of the Companies Act subject however to the
proviso referred to in clause 49.1.7.1.

49.1.8. Notwithstanding anything contained in this MOI –
49.1.8.1. the terms of this clause 49 may be cancelled, varied or added to;
49.1.8.2. no shares in the capital of the Company, ranking, as regards rights to dividends or on a winding-up or return of capital, in priority to or pari passu with the cumulative preference shares shall be created or issued; and
49.1.8.3. the Company may not dispose of the whole or part of the mineral rights without a special resolution of the Company;
49.1.9. A certificate issued by the auditors of the Company for the time being as to the income derived by the Company during a prescribed period for the purposes of clauses 49.1.2 and 49.1.3 shall, and unless and until the contrary is proved, be binding on the Company and all its shareholders.